UNITED STATES						OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION						OMB Number: 3235-0101
Washington, D.C. 20549						Expires: May 31, 2017

FORM 144						Estimated average burden hours per response 1.00

NOTICE OF PROPOSED SALE OF SECURITIES						SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						DOCUMENT SEQUENCE NO.

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.						CUSIP NUMBER

1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION

Dyadic International Inc.			65-0645993	26745T-101
1 (d) ADDRESS OF ISSUER	STREET	CITY		STATE	ZIP CODE	(e) TELEPHONE NO.
140 Intracoastal Pointe Dr. Ste 404		Jupiter		Florida	33477	AREA CODE	NUMBER
						561	743-8333
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD				RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
Pinnacle Family Office Investments, L.P.				10% Stockholder	5910 North Central Expressway, Suite 1475	Dallas	Texas	75206

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	- none -	-	2,363,590	$3,639,928.60	34,170,060	01/20/2017	OTC

INSTRUCTIONS:			3 .	(a)	Title of the class of securities to be Sold
1.	(a)	Name of issuer		(b)	Name and address of each broker through whom the securities are intended to be sold
	(b)	Issuer’s I.R.S. Identification Number		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(c)	Issuer’s S.E.C. file number, if any		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(d)	Issuer’s address, including zip code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
	(e)	Issuer’s telephone number, including area code			by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
				(g)	Name of each securities exchange, If any, on which the securities are interested to be sold.

2.	(a)	Name of persons whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I –– SECURITIES TO BE SOLD

     Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock Common Stock Common Stock	12/31/15 12/30/16 12/31/15	Conversion of Convertible Note (and interest) dated March 5, 2015 Cashless exercise of Warrant document 12/31/2015 Conversion of Convertible Note (and interest) dated August 23, 2010	Dyadic International Inc. Dyadic International Inc. Dyadic International Inc.	1,601,884 59,430 702,276	3/5/15 12/31/15 8/23/10	wire payment no payment wire payment

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities Sold	Gross Proceeds

- None -

REMARKS:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

1/20/2017	“Barry M. Kitt”
DATE OF NOTICE	(SIGNATURE)
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy
IF RELYING ON RULE 10B5-1	of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed	signatures.

ATTENTION:	Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)